THERMAL TENNIS, INC.
7951 East Maplewood Avenue, Suite 328
Greenwood Village, CO  80111

October 6, 2014

VIA EDGAR

Justin Dobbie, Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

Re:	Thermal Tennis, Inc.
Preliminary Information Statement on Schedule 14C
File No. 000-54476

Dear Mr. Dobbie:

This letter is in response to your letter dated September 25, 2014, respecting your review of the Preliminary Information Statement on Schedule 14C filed September 4, 2014, by of Thermal Tennis, Inc. (the “Company”).

Set forth below are your comments, followed by the Company’s responses.  The Company incorporated revised disclosures in response to your comments in its revised Preliminary Information Statement on Schedule 14C/R, which was filed today.

Preliminary Information Statement on Schedule 14C

Preferred Stock, page 2

1.
If the preferred stock may be issued otherwise than in a general public offering for cash, please state the reasons for the proposed authorization or issuance and the general effect thereof upon the rights of existing security holders such as potential dilution and anti-takeover effects.  Refer to Item 1 of Schedule 14C and Item 11(d) of Schedule 14A.

Response:	The Company’s revised Preliminary Information Statement on Schedule 14C/R includes additional disclosure addressing your request. Please see Preferred Stock, page 2.

2.	Please furnish the information required by Item 13(a) of Schedule 14A or tell us why it’s not necessary. Refer to Item 1 of Schedule 14C and Item 11(e) and the Instructions to Item 13 of Schedule 14A.

Response:
The Company’s revised Preliminary Information Statement on Schedule 14C/R includes the information required by Item 13(a) of Schedule 14A.  Please see Management’s Discussion and Analysis of Financial Condition and Results of Operations, beginning on page 8, Market Price of and Dividends on the Our Common Equity and Related Stockholder Matters, beginning on page 11, and Financial Statements and Exhibits, beginning on page F-1.

THERMAL TENNIS, INC.

Justin Dobbie, Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
October 6, 2014

Other Modernizing Changes, page 2

3.
Please revise this section to briefly summarize the reasons for and the general effect of these proposed changes to the articles of incorporation.  Refer to Item 1 of Schedule 14C and Item 19 of Schedule 14A.

Response:	The Company’s revised Preliminary Information Statement on Schedule 14C/R includes additional disclosure addressing your request. Please see Preferred Stock, page 2.

The Company acknowledges the following:

●	Thermal Tennis, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing.

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.

●
Thermal Tennis, Inc. may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

The Company would be happy to provide additional information you may request or respond to further inquiries.

Sincerely,

THERMAL TENNIS, INC.

/s/ Brandon C. Jennewine
Brandon C. Jennewine
Chief Executive Officer

cc: Ada D. Sarmento